Mail Stop 3561

								November 17, 2005

Mr. Ram Mukunda, President and CEO
India Globalization Capital, Inc.
4336 Montgomery Ave
Bethesda, Maryland 20814

      Re:	India Globalization Capital, Inc.
		Registration Statement on Form S-1
		Amendment No. 5 filed November 2, 2005
      File No. 333-124942

Dear Mr. Mukunda:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please tell us the factors you considered in determining to value this offering at $60,000,000. What factors did you consider when determining that you might need $55,000,000 in the trust fund to effect the business combination contemplated by the registration statement? It does not appear to the staff as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. Please specifically discuss the reasons why the company has lowered the offering from $120,000,000 to
$60,000,000. Describe how lowering the amount raised in this offering affects your previous research in acquiring a target at the previously determined amount. Does the company expect to obtain additional funding through other financing arrangements to acquire a target? If so, please explain. We may have further comment.

2. We note the contingent nature of part of the underwriters` compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

3. Please explain the basis for your disclosure that the securities will be listed on the American Stock Exchange. Please explain how the company will satisfy each criterion for at least one of the listing standards on the exchange. Please include a discussion of all of the quantitative standards, e.g., number of public shareholders.

4. In light of the changes to the underwriting arrangement, please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the NASD has no objections.

5. We note your disclosure on the prospectus cover page, and elsewhere in the prospectus that the existing officers and directors have entered into agreements with Ferris Baker Watts concerning the purchase of warrants in the after-market. We also note disclosure on page 36 concerning Ferris Baker Watts providing investment banking services to the company with respect to the potential business combination transaction, among other things. In light of such agreement for future services, the nature of which would almost certainly include access by Ferris Baker Watts to material non-public information with respect to the company, clarify the ability of Ferris Baker Watts to participate in the warrant repurchase agreement program consistently with the provisions of Rule 10b-5 under the Securities Exchange Act of 1934. We may have further comment.












Summary

6. We note the statement on page 7 that "all of our existing stockholders, including all of our officers, directors, and special advisors, have agreed to vote the shares of common stock owned by them (whether purchased prior to, during or after the consummation of the offering) in accordance with the majority of the shares of common stock voted by the public stockholders." It appears that officers, directors and special advisors that purchase shares in the open market would be considered public stockholders under your definition on page one. Please explain how these persons will vote their shares that were purchased in the open market with the majority of "public stockholders." In addition, please clarify whether existing stockholders will be included as "public stockholders" only with respect to shares purchased in the open market, or also with respect to shares purchased in this offering.

Exhibits

7. Section 6.2 of the underwriting agreement appears to allow less than all of the shares to be offered in the event of a default by an underwriter of more than 10%. The agreement gives the right, but not the obligation, to terminate the agreement. Please explain how the proposed offering may still be considered a firm commitment in light of the language in the underwriting agreement. Please revise the agreement or the prospectus.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer at (202) 551-3237 or Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas
Kluck at (202) 551-3233 or Mike Karney, who supervised the review of your filing, at (202) 551-3847 with any other questions.

Sincerely,



      John Reynolds
      Assistant Director

cc:	Michael Blount, Esq.
	Fax: (312) 269-8869
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Mr. Ram Mukunda
India Globalization Capital, Inc.
November 17, 2005
Page 1